UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM 12b-25
                       NOTIFICATION OF LATE FILING

(Check one): ___ Form 10-KSB __ Form 20-F  X Form 10-QSB __ Form N-SAR
                                          ---
          For period ended: September 30, 1997

          [ ] Transition Report on Form 10-K and Form 10-KSB
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q and Form 10-QSB
          [ ] Transition Report on Form N-SAR
          For the transition period ended

SEC File Number  0-24372

CUSIP Number -

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________________________

PART I-REGISTRANT INFORMATION

THE THORSDEN GROUP, LTD.
--------------------------------------
Full Name of Registrant

--------------------------------------
Former Name if Applicable

4505 South Wasatch Blvd., Suite 340
Salt Lake City, Utah 84124
(801) 424-0044
--------------------------------------
Address and telephone number of
principal executive office

PART II-RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III- NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F 10-Q, 10-QSB, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period.

The quarterly report of the registrant on Form 10-QSB could not be filed because of delays resulting from recent changes at the registrant.
The registrant recently merged with Arkona, Inc., a Utah corporation and the transaction resulted in a change of management and control, including the directors and executive officers of the registrant. The new management needs additional time to compile the data to be included in the report on Form 10-QSB.

PART IV-OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

  Stephen Russell, CFO            (801)            424-0044
        (Name)                 (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s).
 X  Yes    __ No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

__ Yes     X  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                            THE THORSDEN GROUP, LTD.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date     November 14, 1997                  By:  /s/ Stephen Russell
                                            -----------------------------
                                            Stephen Russell, Chief Financial
                                            Officer